SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/23/19


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
11,882

8. SHARED VOTING POWER
788,355

9. SOLE DISPOSITIVE POWER
11,882
_______________________________________________________

10. SHARED DISPOSITIVE POWER
788,355


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
800,237 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.05%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
11,882

8. SHARED VOTING POWER
1,085,220

9. SOLE DISPOSITIVE POWER
11,882
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,085,220


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,097,102 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.04%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
11,882

8. SHARED VOTING POWER
1,085,220

9. SOLE DISPOSITIVE POWER
11,882
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,085,220


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,097,102 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.04%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
11,882

8. SHARED VOTING POWER
788,355

9. SOLE DISPOSITIVE POWER
11,882
_______________________________________________________

10. SHARED DISPOSITIVE POWER
788,355


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
800,237 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.05%



14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Western Asset Corp Loan Fund Inc. ("TLI" or the "Issuer").

The principal executive offices of TLI are located at

620 EIGHTH AVENUE
49TH FLOOR
NEW YORK NY 10018



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are members of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of Messrs. Goldstein and Samuels, clients of Bulldog Investors,LLC, and an account managed by Messrs. Goldstein and Dakos.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit B - Letter to the Secretary.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on December 2, 2019, there were 9,938,962 shares of common stock outstanding as of September 30, 2019. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of December 20, 2019, Bulldog Investors, LLC is deemed to be the beneficial owner of 800,237 shares of TLI (representing 8.05% of TLI's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 800,237 shares of TLI include 11,882 shares (representing 0.12% of TLI's outstanding shares) that are beneficially owned by Mr. Goldstein and Mr.Samuels.
All other shares included in the aforementioned 800,237 shares of TLI beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 788,355 shares (representing 7.93% of TLI's outstanding shares).

As of December 20,2019, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 1,097,102 shares of TLI (representing 11.04% of TLI's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLC has sole power to dispose of and vote 11,882 shares. Bulldog Investors, LLC and Messrs. Goldstein and Dakos have shared power to dispose of and vote 788,355 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of TLI's shares) share this power with Bulldog Investors, LLC. Messrs.Goldstein, Dakos and Samuels are members of Bulldog Investors, LLC. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 296,865 shares.


c) During the past 60 days the following shares of TLI were purchased:

Date:		        Shares:		Price:
11/06/19		200		 9.4000
11/18/19		27,000		9.4800
1120/19			1,070		 9.5193
11/21/19		1,000		9.4448
11/21/19		4,000		9.4472
11/22/19		3,500		9.4985
11/26/19		77,000		9.5099
11/26/19		27,500		9.5099




d) Clients of Bulldog Investors, LLC, Messrs. Goldstein and Samules, and an account managed by Messrs.Goldstein and Dakos are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A & B


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/23/2019

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 23rd day of December, 2019, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Western Asset Corp Loan Fund Inc.(TLI), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of TLI;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member



Exhibit B:

			Phillip Goldstein
		60 Heritage Drive, Pleasantville, NY 10570
	    (914) 747-5262 // pgoldstein@bulldoginvestors.com

December 23, 2019

Western Asset Corporate Loan Fund Inc.
620 Eighth Avenue, 49th Floor
New York, New York 10018
Attention: Robert I. Frenkel, Secretary and Chief Legal Officer

Dear Mr. Frenkel:

I beneficially own 16,803 shares of Western Asset Corporate Loan Fund Inc. (the "Fund"), which have been purchased from time to time beginning on December 17, 2018, and of which 100 shares are registered and the balance held in street name at StockCross, Schwab, and Pershing. Pursuant to Section 5(a) of Article II of the Fund's Amended and Restated Bylaws, I hereby give notice that I intend to present the three nominees for Director listed below and two proposals at the Fund's 2020 annual meeting of stockholders. Each nominee may be contacted by writing to him c/o Bulldog Investors, LLC, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663. No proposed nominee is an interested person of the Fund or has any arrangements or understandings with any person, and there is no family relationship between any proposed nominee and any affiliated person of the Fund. In addition, no proposed nominee has a material business or professional relationship with the Fund or any other fund with the same investment adviser, the principal executive officer of the Fund or of any other fund with the same investment adviser, the Fund's investment adviser, or any controlling person of such investment adviser. Neither Mr. Dakos nor Mr. Das personally owns any shares of the Fund. Bulldog's and my personal investment strategy is to earn a good risk-adjusted rate of return.

      Phillip Goldstein (born 1945) - Managing Member of Bulldog Investors, LLC (and its predecessor), an SEC-registered investment adviser that serves as the investment adviser to, among other clients, the Bulldog Investors group of private investment funds and Special Opportunities Fund, Inc., a registered closed-end investment company; Principal of the general partner of several private investment partnerships in the Bulldog Investors group of private funds; Chairman of the Mexico Equity & Income Fund, Inc.; Secretary and Chairman of Special Opportunities Fund, Inc.; Director of MVC Capital, Inc.; Director of Brookfield DTLA Fund Office Trust Investor; Secretary, Chairman, and member of the Transitional Investment Committee of High Income Securities Fund
      (f/k/a Putnam High Income Securities Fund); Director of The Swiss Helvetia Fund, Inc; Trustee of Crossroads Liquidating Trust; Chairman of Emergent Capital, Inc. (until 2017).

      Andrew Dakos (born 1966) - Managing Member of Bulldog Investors, LLC, an SEC-registered investment adviser that serves as the investment adviser to, among other clients, the Bulldog Investors group of private investment funds and Special Opportunities Fund, Inc., a registered closed-end investment company; Principal of the general partner of several private investment partnerships in the Bulldog Investors group of private funds; President and Director of Special Opportunities Fund; President and Chairman of The Swiss Helvetia Fund, Inc; President, Trustee and member of the Transitional Investment Committee of High Income Securities Fund (f/k/a Putnam High Income Securities Fund); Director of Brookfield DTLA Fund Office Trust Investor, Inc.; Trustee of Crossroads Liquidating Trust; Director of Emergent Capital, Inc. (until 2017); Director of the Mexico Equity & Income Fund (until 2015).

      Rajeev Das (born 1968) - Principal of the general partner of several private investment partnerships in the Bulldog Investors group of private investment funds; Head Trader of Bulldog Investors, LLC, an SEC-registered investment adviser that serves as the investment adviser to, among other clients, the Bulldog investors group of private investment funds and Special Opportunities Fund, Inc., a registered closed-end investment company; Director and Chairman of the Audit Committee of the Mexico Equity & Income Fund; Trustee and member of the Transitional Investment Committee of High Income Securities Fund (f/k/a Putnam High Income Securities Fund); Vice President of Special Opportunities Fund, Inc.; Secretary of The Swiss Helvetia Fund, Inc.

The two non-binding proposals I intend to present are as follows:

      1. The Board should amend the bylaws to provide that in a contested election, a majority of the votes cast in the election of directors shall be required to elect a director. The purpose of this proposal is to minimize the possibility of having a failed election and holdover directors.

      2. Implementation of the Fund's share repurchase program should not be delegated to the Fund's investment manager. The purpose of this proposal is to eliminate a conflict of interest faced by the investment manager.

None of the actions mentioned in Section 5(a)(iii)(C) or (D) of Article II are applicable and Sections 5(a)(v) and (vi) are not applicable. As indicated in Schedule 13G filed on December 10, 2019, Bulldog Investors, LLC, an investment adviser of which I am a Managing Member, and its affiliated persons beneficially own a total of approximately 11% of the Fund's shares. (We will promptly file a Schedule 13D to reflect the submission of this letter.)

      Please advise me as soon as possible if you have any questions or concerns. Thank you for your prompt attention to this matter.

					        Sincerely yours,

					        /S/ Phillip Goldstein

						Phillip Goldstein